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                                                              File No. 070-10128

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                         POST-EFFECTIVE AMENDMENT NO. 14
                                       TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

                    CenterPoint Energy Houston Electric, LLC
                                 1111 Louisiana
                              Houston, Texas 77002

   (Name of companies filing this statement and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

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                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

James R. Doty, Esq.                    Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.              Baker Botts L.L.P.
Baker Botts L.L.P.                     3000 One Shell Plaza
The Warner                             Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.         (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

            From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "contemplate," "may," "propose," "should," "will," "would" or other similar words.

            We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

            Some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are discussed under "Risk Factors" in Item 1 of Part I of the Annual Report of CenterPoint Energy, Inc. on Form 10-K for the fiscal year ended December 31, 2003 and the Annual Report of CenterPoint Energy Houston Electric, LLC on Form 10-K for the fiscal year ended December 31, 2003.

            The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

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                                TABLE OF CONTENTS

                                                         PAGE
                                                         ----
ITEM 1.   DESCRIPTION OF POSSIBLE TRANSACTION..........   1
          A.       Requested Authorization.............   1
          B.       Background..........................   1
          C.       Proposed Transaction................   3
ITEM 2.   FEES, COMMISSIONS AND EXPENSES...............   4
ITEM 3.   APPLICABLE STATUTORY PROVISIONS..............   4
          A.       Applicable Provisions...............   4
          B.       Rule 54 Analysis....................   4
ITEM 4.   REGULATORY APPROVAL..........................   5
ITEM 5.   PROCEDURE....................................   5
ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS............   5
          A.       Exhibits............................   5
          B.       Financial Statements................   6
ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS......   6

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ITEM 1.   DESCRIPTION OF POSSIBLE TRANSACTION

A.    REQUESTED AUTHORIZATION

            CenterPoint Energy, Inc. ("CenterPoint"), Utility Holding, LLC and CenterPoint Energy Houston Electric, LLC (the "T&D Utility") (together, the "Applicants") hereby file this Post-Effective Amendment No. 14. The Applicants are asking the Commission to modify the authority granted under the order dated June 30, 2003 (HCAR No. 27692 (the "Omnibus Financing Order")), as supplemented by the orders dated August 1, 2003 (HCAR No. 27705) and December 19, 2003 (HCAR No. 27778) (together, the "Supplemental Orders").

            These orders authorized the T&D Utility to issue up to $550 million in incremental external debt securities through June 30, 2005 (the "Authorization Period") such that the amount of T&D Utility external debt does not exceed $3.653 billion at any one time outstanding during the Authorization Period, and reserved jurisdiction over the T&D Utility's request to issue an additional $250 million in incremental external debt securities through the Authorization Period.

            Applicants ask the Commission to release jurisdiction over $200 million of this additional financing authority to enable the T&D Utility to put in place a dedicated revolving credit facility (the "Facility"). As explained more fully herein, the Facility is intended to provide a lower cost source of working capital for the T&D Utility. Further, the T&D Utility would continue to comply with the investment grade and equity capitalization criteria set forth in the Omnibus Financing Order.(1)

B.    BACKGROUND

            The Omnibus Financing Order authorized CenterPoint and its subsidiary companies to engage in certain financing and related transactions during the Authorization Period. Of interest here, the Omnibus Financing Order authorized the T&D Utility to issue up to $250 million in incremental external debt securities during the Authorization Period, such that the amount of T&D Utility external debt did not exceed $3.353 billion at any one time outstanding during the Authorization Period, and reserved jurisdiction over $250 million of the requested authority. The Omnibus Financing Order further authorized the T&D Utility to enter into obligations with respect to tax-exempt debt issued on its behalf by governmental authorities in connection with the refunding of outstanding tax-exempt debt assumed by CenterPoint in connection with the August 31, 2002 restructuring (the "Electric Restructuring") by which CenterPoint and Utility Holding became holding companies for the T&D Utility. The Omnibus Financing Order also authorized the T&D Utility to borrow from the Money Pool in an amount of up to $600 million at any one time outstanding during the Authorization Period.

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      (1) In particular, the T&D Utility would continue to maintain a minimum of
30% common equity (net of securitization obligations), as required by the Omnibus Financing Order. (In a separate application to be filed shortly, Applicants will request authority to issue securitization bonds in connection with the recovery of stranded costs, as was contemplated in the Omnibus
Financing Order.

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            By order dated August 1, 2003 (HCAR No. 27705), the Commission released jurisdiction over the reserved $250 million in incremental financing authority, and so increased to $3.603 billion the limit on the amount of T&D Utility external debt at any one time outstanding during the Authorization Period.

            On September 9, 2003, the T&D Utility issued $300 million of external debt securities in connection with a restructuring of CenterPoint system debt obligations.(2)

            By order dated December 19, 2003 (HCAR No. 27778), the Commission authorized the issuance by the T&D Utility of an additional $50 million principal amount of external debt securities during the Authorization Period, such that the amount of T&D Utility external debt did not exceed $3.653 billion at any one time outstanding during the Authorization Period, and reserved jurisdiction over $250 million of the requested authority.

            In February 2004, $56 million aggregate principal amount of collateralized 5.6% pollution control bonds due 2027 and $44 million aggregate principal amount of 4.25% collateralized insurance-backed pollution control bonds due 2017 were issued on behalf of the T&D Utility. The pollution control bonds are collateralized by general mortgage bonds of the T&D Utility with principal amounts, interest rates and maturities that match the pollution control bonds. The proceeds were used to extinguish two series of 6.7% collateralized pollution control bonds with an aggregate principal amount of $100 million issued on behalf of CenterPoint. The T&D Utility's 6.7% first mortgage bonds which collateralized CenterPoint's payment obligations under the refunded pollution control bonds were retired in connection with the extinguishment of the refunded pollution control bonds. The T&D Utility's 6.7% notes payable to CenterPoint were also cancelled upon the extinguishment of the refunded pollution control bonds.

            In March 2004, $45 million aggregate principal amount of 3.625% collateralized insurance-backed pollution control bonds due 2012 and $84 million aggregate principal amount of 4.25% collateralized insurance-backed pollution control bonds due 2017 were issued on behalf of the T&D Utility. The pollution control bonds are collateralized by general mortgage bonds of the T&D Utility with principal amounts, interest rates and maturities that match the pollution control bonds. The proceeds were used to extinguish two series of 6.375% collateralized pollution control bonds with an aggregate principal amount of $45 million and one series of 5.6% collateralized pollution control bonds with an aggregate principal amount of $84 million issued on behalf of CenterPoint. The T&D Utility's 6.375% and 5.6% first mortgage

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      (2) The proceeds from the $300 million T&D Utility debt issuance were used to repay intrasystem borrowings and obligations in connection with the refinancing of CenterPoint's obligations under its then-existing credit facility.

Thereafter, on October 7, 2003, CenterPoint replaced the $3.85 billion facility with a three-year facility composed of a revolving credit facility (the "CenterPoint Facility") of $1.4 billion funded by a 12-bank syndicate and a $925 million term loan from institutional investors. The CenterPoint Facility was secured by a pledge of the common stock of Texas Genco Holdings, Inc. ("Texas Genco") that was then owned by CenterPoint. As explained more fully herein, that lien has been released.

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bonds which collateralized CenterPoint's payment obligations under the refunded pollution control bonds were retired in connection with the extinguishment of the refunded pollution control bonds. The T&D Utility's 6.375% and 5.6% notes payable to CenterPoint were also cancelled upon the extinguishment of the refunded pollution control bonds.

C.    PROPOSED TRANSACTION

      1.    The T&D Utility Revolving Credit Facility

            CenterPoint traditionally has had a revolving credit facility in place at each of its utility subsidiary companies. The T&D Utility had previously had a dedicated facility that was terminated in connection with the 2002 corporate restructuring. Based on the current favorable market conditions, CenterPoint considers it prudent to establish a new $200 million dedicated revolving credit facility at the T&D Utility (the "Facility").

            The proposed Facility is intended to provide the T&D Utility a source of working capital at rates that are competitive with, or lower than, those associated with intra-system borrowings through the Money Pool. The transaction will not increase the overall amount of T&D Utility debt relative to the amount that the T&D Utility could currently incur under existing authority through a combination of external debt and Money Pool borrowings. The Applicants undertake that the total amount of T&D Utility borrowings under the Facility and from the Money Pool, at any one time outstanding during the Authorization Period, will not exceed $600 million, the amount of T&D Utility Money Pool borrowing authorized under the Omnibus Financing Order.

            Now that it has substantially reduced its bank credit facility with the proceeds from the sale of its fossil generating facilities, CenterPoint anticipates that it may be possible to negotiate a new credit facility with more favorable terms than those associated with its existing revolving credit facility. The CenterPoint Facility was negotiated as part of a larger facility at a time of higher market rates and perceived greater credit risk on the part of the parent company. At this time, in addition to negotiating a new parent company facility, CenterPoint seeks the flexibility to provide a dedicated revolving credit facility for the T&D Utility itself. Although a parent company facility could provide the same total credit capacity for CenterPoint and its subsidiaries, the existence of a revolving credit facility at the T&D Utility would provide two alternatives for the T&D Utility, which could meet its short-term borrowing needs either from the Money Pool or from its own revolver. As a utility, the T&D Utility may be able to obtain modestly more attractive borrowing rates for its short-term borrowings than could be achieved by the parent. If it is able to obtain lower rates for its own revolving credit facility, the T&D Utility thus may be able to achieve lower borrowing costs while still having access to the parent company's Money Pool.

            In addition, CenterPoint believes that the rating agencies and other members of the financial community would view favorably the implementation of an independent credit facility at the T&D Utility, as opposed to the alternative under which the T&D Utility would continue to rely upon Money Pool borrowings to meet its short term cash needs.

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            Furthermore, the proposed transaction will not adversely affect the capital structure of the CenterPoint system. Among other things, CenterPoint has applied proceeds from the first step of the sale of Texas Genco, approximately $2.2 billion in net proceeds, to extinguish the $915 million term loan and to reduce permanently the amount of credit available under the CenterPoint revolving credit facility by $675 million, from $1.425 billion to $750 million.(3)

      2.    Requested Authority

            Applicants ask the Commission to release jurisdiction over the T&D Utility's request to issue an additional $200 million in incremental external debt securities, such that the total amount of T&D Utility external debt does not exceed $3.903 billion at any one time outstanding during the Authorization Period.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

            The fees, commissions and expenses paid or incurred or to be incurred in connection with this Amendment are estimated to be $20,000, plus the fees paid in connection with the proposed refunding transactions.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

A.    APPLICABLE PROVISIONS

            Sections 6(a) and 7 of the Act and Rule 54 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.    RULE 54 ANALYSIS

            The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary company which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Texas Genco, LP has been qualified as an EWG, but CenterPoint does not intend to seek any long-term financing authority in connection therewith.

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(3) In the first step, which was completed on December 15, 2004, Texas Genco purchased the approximately 19% of its shares owned by the public, at a price of $47 per share, and sold its fossil-fueled generating business for net proceeds to CenterPoint of approximately $2.2 billion. In essentially simultaneous transactions, these proceeds were used to repay borrowings under the CenterPoint Facility and the lenders released their lien on the stock of Texas Genco. In addition, the amount of credit available under the revolving credit facility was permanently reduced from $1.425 billion to $750 million.

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            CenterPoint has no investments in FUCOs. It holds its EWG investment in Texas Genco, LP through a wholly-owned indirect subsidiary company, Texas Genco Holdings, Inc. ("Texas Genco"). The investment in Texas Genco, LP is CenterPoint's only EWG investment. As of September 30, 2004, CenterPoint's aggregate investment in Texas Genco was approximately $2.331 billion. At that time, CenterPoint held an 81% ownership interest in Texas Genco, which then owned both the fossil and nuclear generating assets of Texas Genco, LP. In December 2004, Texas Genco and Texas Genco, LP completed the sale of all of Texas Genco, LP's fossil generation assets to a third party for approximately $2.2 billion. In the second step of the transaction, which is subject to regulatory approvals and which is expected to be completed in the first half of 2005, the buyers will acquire Texas Genco and the remaining nuclear generation assets for approximately $700 million.

            As a result of the restructuring authorized in the Commission order dated July 5, 2002 (HCAR No. 27548), CenterPoint had negative retained earnings as of December 31, 2003, and so is not in compliance with Rule 53(a)(1). CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4.   REGULATORY APPROVAL

            No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5.   PROCEDURE

            The Applicants request that the Commission's order be issued as soon as possible, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

A.    EXHIBITS

F-1   Opinion of Counsel (to be filed by amendment)

F-2   Past Tense Opinion of Counsel (to be filed by amendment)

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B.    FINANCIAL STATEMENTS

FS-2 Consolidated Balance Sheets of CenterPoint as of September 30, 2004 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the nine months ended September 30, 2004 (unaudited) (incorporated by reference to CenterPoint's Quarterly Report on Form 10-Q for the three months ended September 30, 2004 (File No. 1-31447)).

FS-5 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of September 30, 2004 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the nine months ended September 30, 2004 (unaudited) (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Quarterly Report on Form 10-Q for the three months ended September 30, 2004 (File No. 1-03187)).

FS-13 CenterPoint consolidated financials (forecasts through 2008) (filed in connection herewith with a request for confidential treatment).

FS-14 CenterPoint Energy Houston Electric, LLC financials (forecasts through
2008) (filed in connection herewith with a request for confidential treatment).

FS-18 CenterPoint equity percentages (forecasts through 2008) (filed in connection herewith with a request for confidential treatment).

FS-19 CenterPoint Energy Houston Electric, LLC equity percentages (forecasts through 2008) (filed in connection herewith with a request for confidential treatment).

FS-23 Additional CenterPoint and CenterPoint Energy Houston Electric, LLC financial information (filed in connection herewith with a request for confidential treatment).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

            The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

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SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  February 16, 2005

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By:   /s/ Rufus S. Scott
      ---------------------------
      Rufus S. Scott
      Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.

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